FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For March 7, 2008

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      [X]                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Shell announces settlement of reserve-related claims with US investors

06/03/2008

Royal Dutch Shell plc announced today that an agreement in principle was concluded to settle the pending United States class action arising from Shell’s* recategorization of its proved oil and gas reserves in 2004. The class is represented by the Pennsylvania State Employees’ Retirement System and the Pennsylvania Public School Employees’ Retirement System.

The agreement in principle is subject to specified conditions, including the execution of a definitive settlement agreement, the approvals of Shell’s Boards of Directors and of the relevant governmental authorities of the State of Pennsylvania, and the approval of the United States District Court for the District of New Jersey.

The proposed settlement complements a previously announced proposed settlement reached on behalf of non-U.S. persons and entities who purchased Shell shares on non-U.S. exchanges between April 8, 1999 and March 18, 2004 (the “Class Period”). That earlier proposed settlement is pending in the Netherlands, before the Amsterdam Court of Appeals, which has been asked to declare the proposed settlement binding.

The new proposed settlement covers all persons and entities who purchased Shell shares on U.S. markets during the Class Period, as well as all U.S. persons and entities who purchased Shell shares on non-U.S. markets during the Class Period. All participants in the proposed Dutch and U.S. settlements would receive equal settlement relief. The proposed U.S. and Dutch settlements, if approved by the courts, would put an end to all pending litigation arising out of the 2004 reserves recategorization.

Commenting on the US settlement, Beat Hess, Shell’s Group Legal Director said, “ With this settlement, together with the settlement pending in a Amsterdam Court, we made a huge step towards closing the chapter of legal disputes and controversies around the recategorisation of our hydrocarbon reserves”.

The agreement in principle in the U.S. litigation would provide, among other relief, the following, subject to the types of conditions described above:

The U.S. class would receive a base settlement amount of $79.9 million plus $2.95 million, which amounts are proportional to the amounts payable to the potential participants in the proposed Dutch settlement.

Both the U.S. class and the participants in the Dutch settlement would receive interest on their respective settlement amounts running from April 1, 2008.

The U.S. class and the participants in the Dutch settlement collectively would receive an additional payment of $35 million, to be divided in accordance with proportions determined in the two proposed settlements.

Subject to application to the court and approval by the presiding federal judge, Shell would pay class counsel’s fees and expenses, as well as the costs of administering the settlement, in addition to the amounts payable to the class.

* The expression “Shell” as used in this release refers to the two former parent companies, i.e., The Shell Transport and Trading Company, Ltd. (formerly known as The “Shell” Transport and Trading Company, plc) and Shell Petroleum N.V. (the successor company to Royal Dutch Petroleum Company).

Disclaimer statement

This release contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”, “risks”, “goals”, “should” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended December 31, 2006 (available at www.shell.com/investor and www.sec.gov - opens in a new window). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this release, 6 March 2008. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By:	/s/ Michiel Brandjes
Name:	Michiel Brandjes
Title:	Company Secretary

Date: March 7, 2008